Mobieyes Software, Inc.
                              14835 East Bluff Road
                                Milton, GA 30004

                                                          Telephone 678.467.1022

                                                   May 20, 2009

                                    'CORRESP'

Mail Stop 4561

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Mobieyes Software, Inc. (the "Company")
         Amendment No. 2 to Registration Statement on Form S-1
         File No. 333-157565

Attention:        Barbara C. Jacobs, Assistant Director
                  Maryse Mills-Apenteng, Staff Attorney
                  Ryan Houseal, Attorney-Advisory

Ladies and Gentlemen:

         The Company is in receipt of the staff's letter of May 18, 2009 reflecting a comment on the above referenced filing. Below is the Company's response to such comment. Contemporaneously the Company has filed Amendment No. 3 to the above-captioned registration statement.

Undertakings, page II-2
-----------------------

1. We refer you to prior comment 4 of our letter dated April 23, 2009. We note that you removed the undertakings relating to Rule 430A and Rule 430C. Further, it appears that you have removed the undertaking required by Item 512(h). Please determine which of the undertakings related to Rules 430A and 430C applies to this offering and include one of these undertakings, as well as the undertaking required by Item 512(h), in your next amendment.

RESPONSE: Amendment No. 3 has been revised to include the undertaking required by Rule 430C as well as the undertaking required by Item 512(h). Please see page II-3.

The undersigned registrant acknowledges that:

o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We trust the foregoing sufficiently responds to the staff's comments. We will contact Ms. Mills-Apenteng within a few days to coordinate the submission of the Company's request for acceleration related to the above-captioned registration statement.

                                        Sincerely,

                                        MOBIEYES SOFTWARE, INC.

                                        By: /s/ Kevin Miller
                                        Kevin Miller, Chief Executive Officer

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